CANNASOFT

BYND CANNASOFT ENTERPRISES INC.

2264 East 11th Avenue
Vancouver, B.C.

MANAGAMENT INFORMATION CIRCULAR

This information is given as of January 25, 2024, unless otherwise stated.

This information circular is furnished in connection with the solicitation of proxies by the management of BYND Cannasoft Enterprises Inc. (the "**Company**") for use at a special general meeting (the "**Meeting**") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this information circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A shareholder has the right to appoint a person in place of the persons named in the enclosed instrument of proxy to attend and act for and on behalf of the shareholder at the Meeting. To exercise this right, a registered shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of their nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the registered shareholder or by their attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a registered shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the chair of the Meeting prior to the commencement

of the Meeting or any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this information circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed instrument of proxy does not confer authority to vote for the election of any person as a director of the Company other than for those persons named in this information circular. At the time of printing of this information circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the named proxyholder.

NON-REGISTERED HOLDERS

The record date for determination of the holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting is January 19, 2024 (the "**Record Date**"). Only shareholders whose names have been entered in the register of common shareholders at the close of business on the Record Date ("**Registered Shareholders**") will be entitled to receive notice of, and to vote at, the Meeting.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs". In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and the proxy (collectively, the "**Meeting Materials**") directly to the NOBOs, and indirectly

through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. The Company does not intend to pay for an Intermediary to deliver Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their Intermediary assumes the costs of delivery.

Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "**voting instruction form**") which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or adjournment thereof.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holding of common shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

All references to shareholders in the Meeting Materials are to Registered Shareholders unless specifically stated otherwise.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue unlimited common shares without par value (the "**Common Shares**"). At the close of business on January 19, 2024, there were 42,571,081 Common Shares issued and outstanding, each Common Share carrying the right to one vote. At a meeting of shareholders of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each Common Share held.

Only shareholders of record on the close of business on January 19, 2024 who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have their shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the outstanding voting rights of the Company except as follows:

Name	Number of Common shares	Percentage of Issued and Outstanding Common Shares
Yftah Ben Yaackov	8,184,616	19.23%
Carmel Zigdon	7,920,000	18.60%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Company, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this information circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a

combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director has or has had any material interest, direct or indirect, in any transaction undertaken by the Company since the commencement of its last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

The following are the matters to be acted upon at the Meeting.

Shareholder Rights Plan

Shareholders of the Company will be asked to consider and vote to ratify, confirm and approve the shareholder rights plan (the "**Shareholder Rights Plan**") contained in the shareholder rights plan agreement dated January 24, 2024 entered into between the Company and Computershare Investor Services Inc., the Company's transfer agent. The Shareholder Rights Plan was adopted by the board of directors of the Company (the "**Board**") on January 24, 2024, subject to ratification by the shareholders of the Company. A summary of the principal terms of the Shareholder Rights Plan (the "**Summary**") is provided in Schedule A to this information circular. The Summary is qualified in its entirety by the full text of the Shareholder Rights Plan, which is available on the Company's profile at www.sedarplus.ca and upon written request by email to gabi@cannasoft-crm.com.

The Shareholder Rights Plan is designed to ensure, to the extent possible, that the securityholders of the Company and the Company's board of directors have adequate time to consider and evaluate any unsolicited bid for the Company's securities, to encourage the fair treatment of shareholders in connection with any take-over offer for the Company's securities, to protect the long-term interests of the Company's shareholders, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, and generally to assist the Board in enhancing securityholder value.

The Shareholder Rights Plan (a) applies equally to all current and future shareholders of the Company, (b) was not adopted in response to any specific takeover bid or other proposal to acquire control of the Company, and (c) is not intended to deter offers that are fair and otherwise in the best interests of the Company's shareholders.

Under the Shareholder Rights Plan, rights (the "**Rights**") will be issued to holders of common shares at a rate of one Right for each common share outstanding on the date specified in the Summary.

At the Meeting, shareholders will be asked to approve the following ordinary resolution:

"Resolved, as an ordinary resolution, that:

(a) The shareholder rights plan containing the terms and conditions substantially as set forth in the shareholder rights plan agreement dated as of January 24, 2024 between the Company and Computershare Investor Services Inc. (the "**Shareholder Rights Plan**"), a

copy of which has been presented at this Meeting, be and is hereby ratified, confirmed and approved.

(b) The actions of the directors and officers of the Company in adopting the Shareholder Rights Plan, in executing and delivering the Shareholder Rights Plan and in granting and issuing the rights arising under the Shareholder Rights Plan be and are hereby ratified, confirmed and approved.

(c) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution."

If the Shareholder Rights Plan is not ratified at the Meeting, then the Shareholder Rights Plan and all Rights issued thereunder will be of no further force and effect. The Board has not determined what further action, if any, it would take if the Shareholder Rights Plan is not ratified at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE FOREGOING ORDINARY RESOLUTION. Management expects that the directors and senior officers of the Company will vote all common shares held by them in favour of the ratification, confirmation and approval of the Shareholder Rights Plan.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the foregoing ordinary resolution.

Amendment to Restricted Share Unit Compensation Plan

The Company's current restricted share unit compensation plan (the "**RSU Plan**") was approved by the Company's shareholders at the Company's annual general meeting held on May 29, 2023 ("**AGM**"). Reference should be made to the Company's information circular for the AGM, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca (filing date: May 3, 2023), for a description of the RSU Plan. It is proposed that the RSU Plan be amended as follows:

(1) in section 4(a), replacing "750,000 Shares" with "12,000,000 Shares" and replacing "10%" with "30%";

(2) in section 4(b)(i), replacing "5%" with "30%";

(3) in section 4(b)(ii), replacing "10%" with "30%";

(4) in section 4(b)(iii), replacing "10%" with "30%"; and

(5) in section 4(b)(iv), replacing "2%" with "5%".

Shareholders will be asked at the Meeting to pass an ordinary resolution substantially as set out below.

"Resolved, as an ordinary resolution, that:

(a) The RSU Plan be amended:

(i) by replacing "750,000 Shares" with "12,000,000 Shares" and replacing "10%" with "30%" in section 4(a);

(ii) by replacing "5%" with "30%" in section 4(b)(i);

(iii) by replacing "10%" with "30%" in section 4(b)(ii);

(iv) by replacing "10%" with "30%" in section 4(b)(iii); and

(v) by replacing "2%" with "5%" in section 4b(iv).

(b) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution."

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE FOREGOING ORDINARY RESOLUTION. Management expects that the directors and senior officers of the Company will vote all common shares held by them in favour of the ratification, confirmation and approval of the amendment of the RSU Plan as aforesaid.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the foregoing ordinary resolution.

Amendment of Stock Option Plan

The Company's current stock option plan (the "**Option Plan**") was approved by the Company's shareholders at the Company's annual general meeting held on May 29, 2023 ("**AGM**"). Reference should be made to the Company's information circular for the AGM, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca (filing date: May 3, 2023), for a description of the Option Plan. It is proposed that section 4(b) of the Option Plan be amended by replacing "ten percent (10%)" with "thirty percent (30%)".

Shareholders will be asked at the Meeting to pass an ordinary resolution substantially as set out below.

"Resolved, as an ordinary resolution, that:

(a) Section 4(b) of the Option Plan be amended by replacing "ten percent (10%)" with "thirty percent (30%)".

(b) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution."

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE FOREGOING ORDINARY RESOLUTION. Management expects that the directors and senior officers of the Company will vote all common shares held by them in favour of the ratification, confirmation and approval of the amendment of the Option Plan as aforesaid.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the foregoing ordinary resolution.

Consolidation of Share Capital

Shareholders will be asked to approve an ordinary resolution authorizing the consolidation of all the issued and outstanding Common Shares on up to a 30:1 basis. Accordingly, shareholders will be asked at the Meeting to pass an ordinary resolution substantially as set out below.

"Resolved, as an ordinary resolution, that:

(a) The authorized share structure of the Company be altered by consolidating all of the issued and outstanding Common Shares without par value on the basis of 30 pre-consolidation Common Shares for one post-consolidation common share of the Company (a "**Post-Consolidation Share**"), or such lesser whole number of pre-consolidation Common Shares as the directors may determine (the "**Share Consolidation**").

(b) In the event the number of Common Shares held by a shareholder would otherwise result in a fractional Post-Consolidation Share being issued as a result of the Share Consolidation:

   (i) such fractional share being less than one-half of a Post-Consolidation Share shall be rounded down to the next whole Post-Consolidation Share; and
   (ii) such fractional share being at least one-half of a Post-Consolidation Share shall be rounded up to the next whole Post-Consolidation Share.

(c) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.

(d) The board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the Share Consolidation without further approval, ratification or confirmation by the shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE FOREGOING ORDINARY RESOLUTION. Management expects that the directors and senior officers of the Company will vote all common shares held by them in favour of the ratification, confirmation and approval of the Share Consolidation.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the foregoing ordinary resolution.

ANY OTHER MATTERS

It is not know that any other matters will come before the Meeting other than as set forth above and in the notice of meeting accompanying this information circular, but if such should occur the persons name in the accompanying form of proxy intend to vote on them in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under its profile on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company's comparative annual financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders wishing to obtain a copy of such financial statements and management's discussion and analysis may contact the Company as follows:

BYND Cannasoft Enterprises Inc.
2264 East 11th Avenue
Vancouver, BC V5N 1Z6
Telephone: (604) 833-6820
Email: gabi@cannasoft-crm.com

The contents and sending of this information circular have been approved by the directors of the Company.

DATED at Vancouver, British Columbia, the 25th day of January, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"Yftah Ben Yaackov"

Yftah Ben Yaackov
CEO & Director

SCHEDULE "A"

SUMMARY OF SHAREHOLDER RIGHTS PLAN
OF
BYND CANNASOFT ENTERPRISES INC.
(the "Company")

Issue of Rights:	Effective at 12:01 a.m. (Pacific time) on January 24, 2024 (the "**Record Time**"), one right (a ''**Right**'') was issued in respect of each common share (a "**Common Share**") outstanding in the capital of the Company at the Record Time. The board of directors of the Company (the "**Board**") will also authorize the issuance of one Right for each Common Share issued after such date and prior to the Separation Time (see below).
Shareholder Approval:	The shareholder rights plan (the "**Plan**") must be approved by a majority of the votes cast by holders of Common Shares, in person or by proxy, at the Meeting. See *Particulars of Matters to be Acted Upon* in the Company's information circular dated January 25, 2024.
Term:	The Plan must be reconfirmed at the Company's annual shareholders' meeting in 2027, and at every third annual meeting thereafter.
Rights Certificates and Transferability:	Prior to the Separation Time, the Rights will be evidenced by registration for the associated Common Shares as indicated in the Company's central securities register and will not be transferable apart from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate ''Rights Certificates'' and will be transferable apart from the Common Shares.
Attributes of Rights:	Following the Separation Time, each Right will entitle the holder to acquire one or more Common Shares as set out under ''Exercise of Rights'' below.
Exercise Price:	Each Right will have an initial ''Exercise Price'' of an amount equal to four times the Market Price (as defined in the Plan) per Common Share, subject to anti-dilution adjustments.
Exercise of Rights:	Rights will not be exercisable prior to the Separation Time. After the Separation Time, but prior to the occurrence of a Flip-in Event (discussed below), each Right will be exercisable to purchase one Common Share at the Exercise Price. Upon the occurrence of a Flip-in-Event, each Right (other than a void Right (discussed below) will be exercisable to purchase that number of Common Shares which have a market value equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to anti-dilution adjustments).
Separation Time:	The Separation Time will occur on the 10th Trading Day (as defined in the Plan) after the earlier of: the date of public announcement by the Company or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, the date that any person commences or announces an intention to commence a take-over bid (other than a Permitted Bid (defined below) or a Competing Permitted Bid (defined below)) the date on which a Permitted Bid or a Competing Permitted Bid ceases to qualify as such, or such later date as the Board may determine.
Flip-In Event:	A ''Flip-in Event'' means a transaction in or pursuant to which any person becomes an Acquiring Person.

Acquiring Person:	A person will become an ''Acquiring Person'' when it and its Affiliates and Associates and persons acting jointly or in concert with the foregoing acquire beneficial ownership of 15% or more of the outstanding Shares, subject to exemptions described in the definition of Acquiring Person in the Plan.
Void Rights:	Any and all Rights beneficially owned by an Acquiring Person, and any person acting jointly or in concert with the foregoing and any person to whom such persons have transferred their Rights will become null and void upon the occurrence of a Flip-in Event.
Permitted Bid:	A ''Permitted Bid'' is generally a take-over bid that does not trigger a Flip-in Event. In addition to complying with applicable securities laws, a Permitted Bid must include the following provisions, among others: (a) the bid must be made to all holders of Shares (other than Shares held by the offeror, its affiliates and joint actors), (b) the bid must be open for no less than 105 days; (c) the bid must contain a ''majority of the minority'' minimum tender condition, meaning that no Shares may be taken up or paid for by the offeror unless more than 50% of the outstanding Shares (other than the offeror, its affiliates and joint actors) have been deposited to the bid and not withdrawn, and in the event such minimum tender condition is satisfied, the offeror must publicly announce that fact and extend the bid for 10 business days; and (d) the bid must allow Shares to be deposited or withdrawn at any time until the offeror takes up and pays for such Shares.
Competing Bid:	A "Competing Bid" is a bid that is made while another Permitted Bid is in existence, and that satisfies all of the requirements of a Permitted Bid.
Redemption of Rights:	Prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right (subject to anti-dilution adjustments).
Waiver:	Prior to the occurrence of a Flip-in Event, the Board may waive the application of the Plan to a take-over bid that is not a Permitted Bid and that is made to all Shareholders, but if it does so then it will be deemed to have waived the application of the Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted. The Board may also waive the application of the Plan in the event that the Board determines that a person became an Acquiring Person by inadvertence and without any intention to do so, provided such person has reduced its beneficial ownership of Shares.
Amending Power:	Following the receipt of shareholder approval, the Board may amend the Plan without the approval of Shareholders to correct typographical errors or to maintain the validity of the Plan as a result of a change in, or in the interpretation of, any applicable laws, regulations or rules. Following the Separation Time, the Board may amend, vary or rescind the Plan only with the approval of Rights holders.
Rights Agent:	Computershare Investor Services Inc.